EXHIBIT 99.1

Himax Updates Third Quarter 2010 Guidance

Schedules 3Q 2010 Earnings Conference Call

TAINAN, Taiwan, Oct. 6, 2010 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX) today updated its previously announced third quarter 2010 guidance.

The Company now expects revenue to decline approximately 26% sequentially, from the $187.7 million posted in the second quarter 2010, gross margin to increase slightly above the top of the previous gross margin guidance, and GAAP earnings per ADS to be in the range of $0-0.01. Excluding share-based compensation and acquisition-related charges, non-GAAP earnings per ADS in the third quarter is expected to be in the range of $0.04-0.05. The revision is primarily to reflect adjustment in customer demand.

Previous guidance provided on August 10, 2010 had forecast third quarter 2010 revenues to decline by 13-18% quarter over quarter, with gross margin to increase by 1-2 percentage points from 20.4% in the second quarter, GAAP earnings per ADS to be in the range of $0-0.02 and non-GAAP earnings per ADS to be in the range of $0.04-0.06.

Jordan Wu, President and Chief Executive Officer of Himax, commented, "As updated in our last earnings conference call, we experienced a sudden order cutback right around the same time when we provided our third quarter guidance in mid-August. These order adjustments continued in September while panel inventory levels remained a concern for panel makers. However, we managed to increase our gross margin primarily due to a more favorable product mix."

Mr. Wu continued, "As an annual practice, we granted our annual restricted share units, or RSUs, at the end of September which resulted in a significant increase in our third quarter operating expenses from immediately vested RSUs. The total value of our 2010 RSUs is approximately $9 million, representing a 25% decline as compared to approximately $12 million in 2009. In our efforts to allow more distributable RSUs to the Himax team, Biing-Seng Wu, our Chairman, Chih-Chung Tsai, Chief Technology Officer, along with myself have voluntarily reduced our RSU amount proposed by the compensation committee to $1. Moreover, several senior managers also agreed to contribute half of their RSUs to the pool which were then reallocated to compensate other employees. Our goal is to provide competitive compensation to our team while limiting RSU expenses to the shareholders in a year when our financial performance is not as strong as those in years past."

Mr. Wu continued, "Notwithstanding the less than satisfactory results, our core competence in display drivers remains strong as demonstrated by the steady growth of our small and medium size panel drivers in the past several quarters." In a letter to all employees Mr. Wu stated: "There are encouraging signs that our business is starting to bottom out. With the enormous efforts we put in to non-driver segments which are taking off, we are confident that Himax will again enter into a period of strong and robust growth over the next few years."

Conference Call Details

Himax Technologies will hold a conference call with investors and analysts on Tuesday, November 9, 2010 at 7:00 a.m. Taiwan time (Monday, November 8 at 6:00 p.m. U.S. Eastern Standard Time) to discuss the Company's third quarter 2010 financial results.

The news release announcing the third quarter 2010 financial results will be disseminated in New York on Monday, November 8, 2010 after the Nasdaq stock market closes.

The dial-in numbers for the live audio call are +1-201-689-8471 (international) or +1-877-407-4018 (U.S. domestic). A live webcast of the conference call will be available on Himax's website at www.himax.com.tw.

A replay of the call will be available beginning two hours after the call through 1 p.m. Taiwan time on Tuesday, November 16, 2010 (midnight, November 15, U.S. Eastern Time) at www.himax.com.tw and by telephone at +1 858-384-5517 (international) or +1-877-870-5176 (U.S. domestic). The conference ID number is 358070.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as netbook computers, digital cameras, mobile gaming devices, portable DVD players, digital photo frame and car navigation displays. In addition, the Company is expanding its product offerings to include timing controllers, LCD TV and monitor chipset solutions, LCOS projector solutions, power management ICs, CMOS Image Sensors, Infinitely Color Technology and 2D to 3D conversion solutions. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Fuqing, Beijing, Shanghai, Suzhou and Shenzhen, China; Yokohama and Matsusaka, Japan; Cheonan-si, Chungcheongnam-do, South Korea; and Irvine California, USA.

Forward-Looking Statements:

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; our ability to retain and attract key personnel; the uncertainties associated with our Taiwan listing plan which is subject to change due to, among other things, changes in Taiwan or U.S. authorities' policies and Taiwan regulatory authorities' acceptance of any listing application to be filed by the Company, and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2009 filed with SEC on dated June 3, 2010 as may be amended.

CONTACT:  Himax Technologies, Inc.
          Investor Relations
          Jessie Wang
            +886-2-2370-3999 Ext. 22618
            jessie_wang@himax.com.tw
          Jessica Huang
            +886-2-2370-3999 Ext. 22513
            jessica_huang@himax.com.tw

          The Ruth Group
          In the U.S.
          Joseph Villalta
          +1-646-536-7003
          jvillalta@theruthgroup.com